Exhibit 21.1
Subsidiaries of
Apple Inc.*

Jurisdiction of Incorporation
Apple Computer Trading (Shanghai) Co., Ltd.	China
Apple Distribution International	Ireland
Apple Europe Limited	United Kingdom
Apple Japan, Inc.	Japan
Apple Operations	Ireland
Apple Operations Europe	Ireland
Apple Operations International	Ireland
Apple Sales International	Ireland
Braeburn Capital, Inc.	Nevada, U.S.

*
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Apple Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.